UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d–1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d–2(a)

The Cronos Group

(Name of Issuer)

Common Shares, par value $2.00 per share

(Title of Class of Securities)

L20708 10 0

(CUSIP Number)

David S. Richter
Waveland Capital Management, L.P.
900 North Michigan Ave. Suite 1100
Chicago, IL 60611

(312) 506-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clincher Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 6 to Schedule 13D amends the Schedule 13D dated February 2, 1998, and amended on August 26, 1998, July 8, 1999, December 13, 2001, February 24, 2003 and April 15, 2005 filed by Waveland Partners, L.P., an Illinois limited partnership (“Waveland Partners”), Waveland Capital Management, L.P., an Illinois limited partnership (“Waveland Capital Management”), Clincher Capital Corporation, an Illinois corporation (“Clincher”), Waveland Capital Management, LLC, a Illinois limited liability company (“Waveland LLC”), and Waveland Partners, Ltd., a Cayman Islands exempt company limited partnership (“Waveland Partners, Ltd.” and collectively with the above reference parties, the “Reporting Persons”) relating to the shares of common stock, par value $2.00 per share (the “Common Share(s)”), of The Cronos Group, a Luxembourg holding company (the “Cronos”).

This amendment is being filed on behalf of the Reporting Persons pursuant to Rule 13d–2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

On September 29, 2005, Waveland Partners, Waveland Partners, Ltd., Waveland Capital Management, Clincher and GM Investment & Co Limited (“Purchaser”) entered into a stock purchase letter agreement, whereby Purchaser agreed to purchase an aggregate of 640,000 Common Shares from Waveland Partners and Waveland Partners, Ltd. (see Item 5(c) hereof)

Item 5.	Interest in Securities of the Issuer
Item 5 is amended in pertinent part as follows:

(a)    The Reporting Persons own 0 Common Shares representing 0% of the Common Shares outstanding (as reported in Cronos’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(b)    The Reporting Persons own 0 Common Shares representing 0% of the Common Shares outstanding (as reported in Cronos’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(c)    During the last 60 days, the following transactions were made by the Reporting Persons with respect to the Common Shares:

On October 28, 2005, Waveland Partners sold 370,341 Common Shares to Purchaser for $11.16 per Common Share. (see Item 4 hereof)

On October 28, 2005, Waveland Partners, Ltd. sold 269,659 Common Shares to Purchaser for $11.16 per Common Share. (see Item 4 hereof)

Except as set forth above, none of the Reporting Persons have effected any transactions in the Common Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Items 4 and 5(c) hereof.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement
Exhibit 2

Stock Purchase Letter Agreement, dated September 29, 2005, between Waveland Partners, Waveland Partners, Ltd., Waveland Capital Management (as general partner of Waveland Partners), Clincher (as general partner of Waveland Capital Management) and Purchaser.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2005

WAVELAND PARTNERS, L.P.
By:	Waveland Capital Management, L.P.
Its:	General Partner
By:	Clincher Capital Corporation
Its:	General Partner

By:	/s/ David S. Richter
David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P.
By:	Clincher Capital Corporation
Its:	General Partner

By:	/s/ David S. Richter
David S. Richter, President

CLINCHER CAPITAL CORPORATION

By:	/s/ David S. Richter
David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC

By:	/s/ David S. Richter
David S. Richter, Manager

WAVELAND PARTNERS, LTD.

By:	/s/ David S. Richter
David S. Richter, Director